UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer Lance W. Bass Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Outerwall Inc. (the “Company”) with the Securities and Exchange Commission on August 5, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aspen Merger Sub, Inc. (“Outerwall Merger Sub”), a wholly owned subsidiary of Aspen Parent, Inc. (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $52.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Outerwall Merger Sub dated August 5, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

“Note Tender Offers

On August 29, 2016, the Company announced that it expresses no opinion and remains neutral toward the offers by Outerwall Merger Sub on August 25, 2016 to purchase for cash any and all of the Company’s outstanding 6.000% Senior Notes due 2019 and 5.875% Senior Notes due 2021 (the “Note Tender Offers”). The Note Tender Offers are being conducted in connection with the Transactions. The announcements contained in the Company’s Current Report on Form 8-K were made pursuant to Rule 14e-2 promulgated under the Exchange Act. A copy of the text of the Current Report on Form 8-K is filed as Exhibit (a)(5)(J) to this Schedule 14D-9.

The above does not in any way withdraw, modify or amend the Board’s recommendation set forth in “Item 4—The Solicitation or Recommendation—Recommendation of the Board.””

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(I) as follows:

(a)(5)(J)	Text of Item 8.01 of Current Report on Form 8-K, filed August 29, 2016 (incorporated by reference to Item 8.01 to Outerwall Inc.’s Current Report on Form 8-K, filed August 29, 2016 (File Number 000-22555)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 29, 2016

OUTERWALL INC.

By:	/s/ Donald R. Rench
Name:	Donald R. Rench
Title:	Chief Legal Officer, General Counsel and Corporate Secretary